FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response 0.5

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

James (Last) **Thomas** (First) **A.** (Middle)

Raymond James Financial (RJF)

X Director   _____ 10% Owner
X Officer (give title below)   _____ Other (specify below)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year **November 26, 2002**

Chairman/CEO

880 Carillon Parkway (Street)

5. If Amendment Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

St. Petersburg (City)   **FL** (State)   **33716** (ZIP)

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock	11/25/2002		G		16,000	D		6,034,131	D	Thomas A. James TTEE 12/20/76
RJF Common Stock								466,659	I	Employee Stock Ownership Plan
RJF Common Stock								21,372	I	Mary S. James (wife)
RJF Common Stock								323,508	I	Robert A. James & Helen W. James
RJF Common Stock								152,909	I	Grandchildren
RJF Common Stock								3,362,680	I	Robert A. James Trust
RJF Common Stock								19,613	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 1474 (7-96)

FORM 4 (continued)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date if any (Month/Day/Y)	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount Underlying Securi (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv-Month (Instr. 4)	10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisible	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ Thomas A. James   11/26/2002
**Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient
   see Instructions 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.

SEC 1474 (7-96)